Exhibit 99.1

Ur-Energy Announces New Venture
at its Hauber Project with Bayswater Uranium

Denver, Colorado (Marketwire – December 1, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that Bayswater Uranium Corporation (TSX-V: BAY)(“Bayswater”) has joined the Company’s wholly-owned subsidiary, Hauber Project LLC (the “Hauber Project”), as an earn-in member and Manager.

The Company’s properties at the Hauber Project, in Crook County Wyoming, include 205 unpatented lode mining claims and one State of Wyoming Uranium Lease, for a combined total of approximately 5160 acres.  The properties occur in an area of identified uranium occurrences in the Lakota and Fall River formations, and are along the trend of the nearby historic Hauber mine, operated by Homestake Mining from 1958 to 1966.  During that period, Homestake produced over 2.6 million pounds of U3O8   by underground mining methods.

Pursuant to the terms of the operating agreement, Bayswater has joined the Hauber Project as the earn-in member and Manager, and can earn a 75% interest by incurring eligible exploration expenditures of US$1 million dollars over a four-year period.  The first year’s expenditures will include at least two core drill holes for the purpose of testing the in situ recovery (ISR) amenability through selected mineralized zones.

Bill Boberg, President and CEO of Ur-Energy, stated, “We are pleased Bayswater has joined us at the Hauber Project, and look forward to the NI 43-101 resource report that Bayswater has commissioned from International Nuclear.  As with our other strategic alliances, this relationship will allow us to advance our exploration properties on multiple fronts, while maintaining the focus on bringing our Lost Creek Project into production.”

Ur-Energy successfully ventured its Bootheel and Buck Point properties in the Shirley Basin Wyoming with Crosshair Exploration & Mining Corp, which earlier this year completed its earn-in to The Bootheel Project, LLC, having incurred more than US$3 million at the Bootheel property which included extensive drilling and the successful completion of an NI 43-101 resource report.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor/Public Relations info@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., completion and timing of exploration programs at Hauber Project; risks associated with project development; or the need for additional financing) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.